EXHIBIT 5.1

[Letterhead of Bracewell & Giuliani LLP]

November 7, 2014

Magnum Hunter Resources Corporation

777 Post Oak Boulevard, Suite 650

Houston, Texas 77056

Ladies and Gentlemen:

We have acted as special counsel to Magnum Hunter Resources Corporation, a Delaware corporation (the “Company”), in connection with the transfer and pledge by James W. Denny III, Executive Vice President and President of the Appalachian Division of the Company, of 262,500 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), pursuant to (a) the Company’s Registration Statement on Form S-3 (File No. 333-197859) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and (b) the related prospectus dated August 5, 2014, as supplemented by the prospectus supplement relating to the Shares dated November 7, 2014 (as so supplemented, the “Prospectus), as filed by the Company with the Commission pursuant to Rule 424(b) under the Act. The Shares are to be transferred and pledged by Mr. Denny to Equities First Holdings, LLC pursuant to a Loan Agreement and a Pledge Agreement each expected to be dated as of November 10, 2014 (together, the “Loan Agreement”).  At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the Commission on the date hereof (the “Form 8-K”).

We have examined originals or copies identified to our satisfaction of (a) the Registration Statement, (b) the Prospectus, (c) the Loan Agreement, (d) the Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company, each as amended to the date hereof; (e) certain resolutions adopted by the Board of Directors of the Company or committees thereof; and (f) such other instruments, documents and records as we have deemed necessary, relevant or appropriate for the purposes hereof.  We have relied on, and assumed the accuracy of, certificates of officers of the Company and of public officials and others as to certain matters of fact relating to this opinion and have made such investigations of law as we have deemed necessary and relevant as a basis hereof.  In such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and records submitted to us as originals, the conformity to authentic original documents, certificates and records of all documents, certificates and records submitted to us as copies, and the truthfulness of all statements of fact contained therein.

Based on the foregoing, subject to the limitations, assumptions and qualifications set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and nonassessable.

The foregoing opinion is based on and is limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws currently in effect, and we render no opinion with respect to the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Form 8-K and to the reference to us under the heading “Legal Matters” in the Prospectus.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Bracewell & Giuliani LLP

Bracewell & Giuliani LLP